AMENDED AND RESTATED
MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3
For
McMorgan Fund
On Behalf of
McMorgan Intermediate Fixed Income Fund
McMorgan Fixed Income Fund
McMorgan Balanced Fund
McMorgan Equity Investment Fund
McMorgan Principal Preservation Fund
McMorgan High Yield Fund
     The Funds listed above (the “Funds”) hereby adopt this Multiple Class Plan (the “Plan”) pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), which sets forth the separate distribution arrangements and expense allocations of each class of the Funds. This Plan has been adopted by a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons, as defined in the 1940 Act (the “Independent Trustees”), of McMorgan Funds (the “Trust”). The Trustees have determined that the Plan is in the best interests of each class and the Funds as a whole.
Class Characteristics
     Each Fund shall have one or more of the share classes listed below. Each class of shares will represent interest in the same portfolio of investments and be identical in all respects to each other class, except as set forth below.

McMorgan Funds shares:	McMorgan Funds shares are offered for sale at net asset value per share without a sales charge. McMorgan Funds shares are sold subject to a minimum initial investment of $5,000 and subsequent investments of $250 or more. McMorgan Funds shares are not subject to Rule 12b-1 distribution charges. These investment criteria may be changed from time to time.

Class Z shares:	Class Z shares are offered for sale at net asset value per share without a sales charge. Class Z shares are sold subject to a minimum initial investment of $5,000 and subsequent investments of $250 or more. Class Z shares are subject to Rule 12b-1 distribution charges with a fee of 0.25% per annum of the average daily net assets attributable to the Class Z shares. These investment criteria may be changed from time to time. The Rule 12b-1 charges associated with the Class Z shares shall be reimbursed to McMorgan & Company (the “Advisor”), the “Distributor”, a registered broker-dealer and distributor, or others for distribution services provided and expenses assumed in connection with distribution assistance, including payments to the Distributor pursuant to the Underwriting Agreement among the Trust, the Advisor and the Distributor. The Distributor may reallow a portion or all of the 12b-1 fees received to broker-dealers or others who have executed a selling agreement with the Distributor on behalf of the Class Z shares of the Trust.

Income and Expense Allocation
     Expenses of the Trust will be allocated among the Funds on the basis of the relative net assets of the Funds. Certain expenses attributable to a Fund, and not to a particular class will be borne by each class on the basis of the relative aggregate net assets of the class. Notwithstanding the foregoing, the Advisor or other service provider may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 under the 1940 Act.
Dividends and Distributions
     Dividends and other distributions paid by each class of shares, to the extent that any dividends are paid, will be calculated in the same manner, at the same time, and on the same day, except that any distribution fees, service fees and class expenses allocated to a class will be borne exclusively by that class.
Exchange Privileges
     To the extent permitted by the Trustees and the Trustees/Directors of the various MainStay Funds (as defined below), shareholders may exchange shares of one class of any Fund for Class I shares only of any series of any open-end investment company sponsored, advised or administered by New York Life Investment Management LLC, or any affiliate thereof, (each a “MainStay Fund”), based upon the Fund’s and the MainStay Funds’ relative net asset value per share.
     Additionally, shareholders may exchange McMorgan Funds shares of one Fund for McMorgan Funds shares of any other Fund. Shareholders may also exchange Class Z shares of any Fund for Class Z shares of any other Fund or McMorgan Funds shares of Principal Preservation Fund.
General
     The Rule 12b-1 Plan relating to the Class Z shares for each Fund shall operate in accordance with the Conduct Rules of the National Association of Securities Dealers, Inc., Article III, Section 26.
     Each class shall vote separately and exclusively with respect to any matter related to the Rule 12b-1 Plan. Each class of shares shall vote separately with respect to any matter that relates solely to that class of shares.
     On an ongoing basis, the Trustees, pursuant to their fiduciary responsibilities under the 1940 Act, and otherwise, will monitor the Trust for the existence of any material conflicts between the interests of the classes of shares. The Trustees, including a majority of the Independent Trustees, shall take such action as is reasonably necessary to eliminate any such conflict that may develop. The Funds’ Advisor and the Distributor shall be responsible for alerting the Trustees to any material conflicts that may arise.
     Any material amendment to this Plan must be approved by a majority of the Trustees of the Funds, including a majority of the Independent Trustees.
Date: June 6, 2007